
September 29, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

>　**Re: NLS Pharmaceutics Ltd.**
>　　　**Registration Statement on Form F-1**
>　　　**Filed September 25, 2025**
>　　　**File No. 333-290516**

Dear Alexander Zwyer:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Alan Campbell at 202-551-4224 with any questions.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　Office of Life Sciences

cc:　　Ron Ben-Bassat, Esq.